U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-51099

Notification of Late Filing

(Check One):

|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

For Period Ended: February 28, 2006

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

FCStone Group, Inc.

Full Name of Registrant

Former Name, if Applicable

2829 Westown Parkway, Suite 200

Address of Principal Executive Office (Street and Number)

West Des Moines, Iowa 50266

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company has determined that pursuant to §210.5-02 (28) of Regulation S-X, the redemption value of shares of its common stock held by the FCStone Group Employee Stock Ownership plan should be classified as “Redeemable common stock held by employee stock ownership plan (ESOP)” on the Company’s Consolidated Statements of Financial Condition as of (i) August 31, 2005 (included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on November 29, 2005, referred to as the “Fiscal Year 2005 Form 10-K”), (ii) November 30, 2005 (included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 13, 2006, referred to as the “First Quarter 2006 Form 10-Q”), and (iii) February 28, 2006 (to be included in the Company’s Quarterly Report on Form 10-Q for the quarter then ended, referred to as the “Second Quarter 2006 Form 10-Q”)). Pursuant to §210.5-02 (28), “Redeemable common stock held by employee stock ownership plan (ESOP)” will not be presented as permanent capital with “Stockholders’ equity.”

The Company intends to amend as soon as practicable the Fiscal Year 2005 Form 10-K and the First Quarter 2006 Form 10-Q to restate the applicable Consolidated Statements of Financial Condition to reclassify the redemption value of such shares of approximately $4.5 million from “Stockholders’ equity” to “Redeemable common stock held by employee stock ownership plan (ESOP)”. The Company made this determination shortly before the filing deadline for the Second Quarter Form 10-Q. As a result, the Company was not able to file timely the Second Quarter Form 10-Q without unreasonable effort and expense.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

CRAIG L. EVANS	(816) 842-8600
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report that revenues totaled $268.6 million for the three month period ended February 28, 2006 compared to $346.1 million for the three-month period ended February 28, 2005, a decrease of $77.5 million or 22.4%. The Company expects to report that revenues totaled $618.5 million for the six-month period ended February 28, 2006 compared to $791.6 million for the six-month period ended February 28, 2005, a decrease of $173.1 million or 21.9%.

The Company expects to report that net income totaled $3.9 million for the three month period ended February 28, 2006, compared to $1.7 million for the three month period ended February 28, 2005, an increase of $2.2 million or 129.4%. The Company expects to report that net income totaled $7.3 million for the six month period ended February 28, 2006, compared to $2.7 million for the six month period ended February 28, 2005, an increase of $4.6 million or 170.4%.

FCSTONE GROUP, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 14, 2006	By:	/s/ Paul G. Anderson
Paul G. Anderson Chief Executive Officer